UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

 _____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-38376

 _____________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

 _____________________

Port Central S.A.

(Translation of registrant’s name into English)

  _____________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

  _____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Results for the quarter and twelve-month period
ended on December 31, 2021

 CENTRAL PUERTO S.A.

Central Puerto: 4Q2021 and Fiscal Year Results

Buenos Aires, March 9 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Fiscal Year 2021 and quarter (“Fourth Quarter” or “4Q2021”) ended on December 31, 2021.

A conference call to discuss the results of the Fiscal Year 2021 and Fourth Quarter 2021 will be held on March 10, 2022, at 10:00 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the fiscal year and the quarter ended on December 31, 2021, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on December 31, 2021, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on December 31, 2021, and the notes thereto, which will be available on the Company’s website.

A. 4Q2021 Highlights

Resolution No. 1037/2021

On November 2, 2021, Resolution No. 1037/2021 was published in the Official Gazette whereby the Secretariat of Energy, upon verifying a state of high requirement of energy supply from Brazil due to the drought in the area, created an export account where the income margins coming from the electric energy exports will be accumulated. The aim is to finance energy infrastructure projects.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	2
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Also, it was established an additional and transitory recognition to remuneration included in Resolution 440 for economic transactions between September 1, 2021, and February 28, 2022. An amount of $1,000/MWh exported per month will be assigned proportionally to the energy generated by each agent.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	3
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

B. Market Overview

The table below sets forth key market data for 4Q2021, compared to 3Q2021 and 4Q2020, and 2021, compared to 2020:

	4Q2021	3Q2021	4Q2020	Variation %	2021	2020	Variation %
Installed capacity (MW; EoP1)	42,989	42,589	41,952	2%	42,989	41,952	2%
Thermal (MW)	25,398	25,327	25,365	0%	25,398	25,365	2%
Hydro (MW)	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear (MW)	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable (MW)	5,001	4,673	3,998	25%	5,001	3,998	25%
Installed capacity (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	59%	59%	60%	(1 p.p.)	59%	60%	(1 p.p.)
Hydro	25%	25%	26%	(1 p.p.)	25%	26%	(1 p.p.)
Nuclear	4%	4%	4%	0 p.p.	4	4%	0 p.p.
Renewable	12%	11%	10%	2 p.p.	12%	10%	2 p.p.

Energy Generation (GWh)	35,530	37,058	35,133	1%	141,793	134,177	6%
Thermal (GWh)	21,199	23,824	22,709	(7%)	90,073	82,336	9%
Hydro (GWh)	6,456	5,669	6,377	1%	24,116	29,093	(17%)
Nuclear (GWh)	2,999	2,943	2,063	45%	10,170	10,011	2%
Renewable (GWh)	4,877	4,622	3,984	22%	17,435	12,737	37%
Energy Generation (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	60%	64%	65%	(5 p.p.)	64%	61%	2 p.p.
Hydro	18%	15%	18%	0 p.p.	17%	22%	(5 p.p.)
Nuclear	8%	8%	6%	3 p.p.	7%	7%	0 p.p.
Renewable	14%	12%	11%	2 p.p.	12%	9%	3 p.p.

Energy Demand (GWh)	33,472	34,446	31,432	6%	133,872	127,307	5%
Residential	14,828	16,304	14,018	6%	60,828	60,021	1%
Commercial	9,530	8,961	8,903	7%	36,604	35,074	4%
Great Demand Residential/Commercial	9,114	9,180	8,511	7%	36,439	32,212	13%
Energy Demand (%)	100%	100%	100%	N/A	100%	100%	N/A
Residential	44%	47%	45%	0 p.p.	45%	47%	(2 p.p.)
Commercial	28%	26%	28%	0 p.p.	27%	28%	0 p.p.
Great Demand Residential/Commercial	27%	27%	27%	0 p.p.	27%	25%	2 p.p.

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	4
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Installed Capacity: In 4Q2021, the installed capacity reached 42,989 MW, compared to 41,952 MW in 4Q2020, resulting in a 2% total increase. Renewable´s capacity rise 25% to 5,001 MW in 4Q2021 compared to 3,998 MW of 4Q2020, while the rest of technologies remained stable.

Between 4Q2021 and 4Q2020, almost 1,036 MW commenced operations increasing the system´s capacity. For thermal sources, nearly 383 MW are new combined cycles, partially offset by a decrease of 342 MW from gas turbines. As for renewables, 1,003 MW were added to the system, where the two main sources were wind (668 MW) and solar (301 MW), among others. There were no new projects for hydro or nuclear machines in this period.

During 4Q2021, 400 MW of renewable projects reached COD, 200 MW of La Puna and Altiplano solar projects under the Renovar 1 and 2 frameworks, located in Salta. In addition to this, there are 123MW from Cañadón León wind farm situated in Santa Cruz.

As of 4Q2021, installed capacity is divided: in 59% thermal (decreasing 1 percentage point from 4Q2020), 25% hydro (decreasing 1 percentage point from 4Q2020), 4% nuclear and 12% renewable (increasing 2 percentage point from 4Q2020).

Generation: In 4Q2021, energy generation increased 1% to 35,530 GWh, compared to 35,133 GWh in the 4Q2020, mainly due to: (i) a 1 % increase in hydro, (ii) a 22 % increase in renewable and (iii) a 45% increase in nuclear, partially offset by a decrease of 7% in thermal.

Thermal´s decrease was due to a lower availability of certain machines, which caused an average system´s availability of 78% in 4Q2021 vs 79% from 4Q2020. In contrast and in case of generation from nuclear´ s source, the increase was based in a greater production from Atucha II, which had maintenance during most of the 4Q2020. Renewable´s generation kept growing due to the new installed capacity.

During 4Q2021, the main sources of energy generation continued to be thermal and hydro, with a share of 60% and 18%, respectively. However, thermal generation decreased 5 percentage points while hydro remained unchanged compared to the same quarter of 2020.Renewables continued to grow, reaching 14%, 2 percentage points more than 4Q2020 and nuclear recovered considerably representing 8%.

During 2021, energy generation increased 6% to 141,793 GWh, compared to 134,177 GWh in the 2020, mainly due to: (i) a 9% increase in thermal, (ii) a 37% increase in renewable and (iii) a 2% increase in nuclear, partially offset by: (i) a decrease of 17% in hydro (related to droughts that the region has experienced in past months and consequently, to the river´s lower flows which impacted the generation)

Demand: In 4Q2021, energy demand increased 6% up to 33,472 GWh, compared to 31,432 GWh in the 4Q2020 where: (i) great demand residential/commercial rise 7%, (ii) commercial grew 7% and (iii) residential increased 6%.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	5
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

The increase in commercial and great demand´s segment in 4Q2021 is attributable to the recovery of the economic activity and lower activity restrictions imposed by the government compared to the same period of the previous year. This same trend can be observed for 2021 full year, where demand grew 5% to 133,872 GWh compared to 127,307 GWh of 2020.

As of 4Q2021, 44% of the demand is represented by residential users, 28% by commercial activity and the remaining 27% is related to great demand residential/commercial. In 2021, the composition remained stable with 45% for residential, 27% for commercial and 27% linked to great demand residential/commercial.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	6
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics for 4Q2021, compared to 3Q2021 and 4Q2020, and 2021, compared to 2020:

Key Metrics	4Q2021	3Q2021	4Q2020	Var % (Q/Q)	2021	2020	Var% (Y/Y)
Continuing Operations
Energy Generation (GWh)	3,727	3,440	3,818	(2%)	14,392	14,331	0%
-Electric Energy Generation- Thermal	2,802	2,493	2,657	5%	10,258	9,561	7%
-Electric Energy Generation - Hydro	538	509	762	(29%)	2,565	3,442	(25%)
-Electric Energy Generation - Wind	387	438	399	(3%)	1,568	1,328	18%
Installed capacity (MW; EoP1)	4,809	4,709	4,689	3%	4,809	4,689	3%
-Installed capacity -Thermal (MW)	2,995	2,895	2,874	4%	2,995	2,874	4%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	374	0%	374	374	0%
Availability - Thermal[2]	88%	90%	91%	(3 p.p.)	89%	89%	0 p.p.
Steam production (thousand Tons)	360	299	265	36%	1,209	1,082	12%

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 4Q2021, energy generation decreased 2% to 3,727 GWh, compared to 3,818 GWh in the 4Q2020. As a reference, domestic energy generation grew 1% for the 4Q2021, compared to the same period of 2020, according to data from CAMMESA.

Decrease in the energy generated by Central Puerto was due to:

a)

a 29% or 224 GWh decrease in energy generation form the hydro plant Piedra del Águila due to a significant decrease of water inflow in the Limay and Collón Curá river, caused by the drought in Argentina and the region.

b)

3% or 12 GWh decrease in energy generation from renewable units, mainly due to lower wind in several wind farms. Castellana I, Achiras and Genoveva II were the main affected, partially offset by a great performance of Manque and Genoveva I´s full operation.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	7
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

This was partially offset by:

c)

an increase of 5% or 145 GWh in the electricity generation from thermal units due to Terminal 6´s full production and a great operation of Mendoza´s steam and gas turbines, which was partially offset by lower generation from Puerto´s combined cycle and some of its steam turbines.

During 4Q2021, machine availability for thermal units decreased to 88%, compared to 91% in the same period of 2020, due to certain small failures in Puerto´s combined cycle and the unavailability for some steam turbines. As a reference, the market average availability for thermal units for the same period was 78%, according to data from CAMMESA.

Steam production increased 36%, totaling 360,411 tons produced during 4Q2021, compared to 264,507 tons during the 4Q2020, due to Lujan de Cuyo´s cogeneration plant and Terminal 6´s full COD.

In 2021, energy generation increased with 14,392 GWh produced, compared to 10,331 GWh for the same period in 2020. As a reference, domestic energy generation increased 6% during 2021, compared to 2020, according to data from CAMMESA.

Energy generated by Central Puerto suffered these variations:

a)

an increase of 7% or 697 GWh in the electricity generation from thermal units due to Terminal 6´s generation, the recovery to average production of the Siemens branded combined cycle of the Luján de Cuyo plant due to a failure during 2Q2020 and higher generation from the steam and gas turbines, both from Mendoza and Puerto´s plants. This was partially offset by a lower generation from Puerto´s combined cycle.

b)	18% or 240 GWh increase in energy generation from renewable units, which was mainly due to the operation during the full 2021 of La Genoveva I (88.2 MW), Manque (57 MW) and Los Olivos (22.8MW)

This was partially offset by:

a)	a 25% or 877 GWh decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers, as explained above.

During 2021, machine availability for thermal units remained at 89%, compared to 89% of 2020. As a reference, the market average availability for thermal units for the same period was 81%, according to data from CAMMESA.

Steam production increased 12%, totaling 1,208,923 tons produced during 2021, compared to 1,081,959 tons in 2020, due to Lujan de Cuyo and Terminal 6.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	8
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	4Q2021	3Q2021	4Q2020	Var % (Q/Q)	2021	2020	Var% (Y/Y)
	Unaudited[1]	Unaudited[1]	Unaudited[1]		Audited	Audited
Revenues	14,083	14,655	14,009	1%	57,079	57,521	(1%)
Cost of sales	(6,887)	(7,643)	(6,859)	0%	(29,563)	(25,381)	16%
Gross profit	7,196	7,012	7,151	1%	27,517	32,140	(14%)
Administrative and selling expenses	(925)	(1,262)	(1,295)	(29%)	(4,152)	(4,487)	(7%)
Operating income before other operating results	6,271	5,750	5,856	7%	23,365	27,653	(16%)
Other operating results, net	(7)	478	1,846	(100%)	2,346	14,528	(84%)
Operating income	6,264	6,228	7,702	(19%)	25,712	42,181	(39%)
Depreciations and Amortizations	2,824	2,567	2,555	11%	10,711	8,989	19%
Adjusted EBITDA	9,088	8,795	10,257	(11%)	36,423	51,170	(29%)
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	1,070	1,639	4,818	(78%)	8,888	17,836	(50%)
• Impairment on property, plant, and equipment	(3,070)	-	(3,798)	(19%)	(7,765)	(6,062)	28%
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	11,087	7,155	9,237	20%	35,300	39,396	(10%)

NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

_________________________________

1 4Q2020 and 4Q2019 figures were constructed, as the difference between the 2020 and 2019 financial figures, minus the 9M2020 and 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, in all cases stated in the measuring unit current on December 31, 2020. The 3Q2020 financial figures were also calculated based on the information originally published in the 3Q2020 Financial Statement, stated in terms of the measuring unit current as of December 31, 2020.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	9
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Adjusted EBITDA Reconciliation

Million Ps.	4Q2021	3Q2021	4Q2020	Var % (Q/Q)	2021	2020	Var% (Y/Y)
	Unaudited[2]	Unaudited[2]	Unaudited[2]		Audited	Audited
Consolidated net income (Loss) for the year	849	2,963	876	(3%)	(648)	10,502	(106%)
(Loss) Gain on net monetary position	1,686	242	(330)	(610%)	1,654	(1,750)	(195%)
Financial expenses	2,667	2,317	9,048	(71%)	17,815	33,656	(47%)
Financial income	(1,277)	(291)	(3,459)	(63%)	(1,943)	(7,788)	(75%)
Share of the profit of an associate	(97)	(180)	(52)	89%	565	(164)	(444%)
Income tax expenses	2,436	1,177	1,619	50%	8,268	7,725	7%
Depreciation and amortization	2,824	2,567	2,555	11%	10,711	8,989	19%
Adjusted EBITDA	9,088	8,795	10,257	(11%)	36,423	51,170	(29%)
1. Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	1,070	1,639	4,818	(78%)	8,888	17,836	(50%)
• Impairment on property, plant, and equipment	(3,070)	-	(3,798)	(19%)	(7,765)	(6,062)	28%
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	11,087	7,155	9,237	20%	35,300	39,396	(10%)

Key Macroeconomic Figures

	4Q2021	3Q2021	4Q2020	Var % (Q/Q)	2021	2020	Var% (Y/Y)
Depreciation	3.98%	3.11%	10.36%	(61.60%)	22.07%	40.67%	(45.74%)
Inflation	10.12%	9.27%	11.41%	(11.29%)	50.9%	36.1%	41%

_________________________________

2 4Q2020 and 4Q2019 figures were constructed, as the difference between the 2020 and 2019 financial figures, minus the 9M2020 and 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, in all cases stated in the measuring unit current on December 31, 2020. The 3Q2020 financial figures were also calculated based on the information originally published in the 3Q2020 Financial Statement, stated in terms of the measuring unit current as of December 31, 2020.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	10
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

4Q 2021 Results Analysis

Revenues increased to Ps. 14.1 billion in the 4Q2021, as compared to Ps. 14 billion in the 4Q2020. This 1% increase was mainly due to:

(i)	32% increase in sales under contracts which totaled Ps. 9.5 billion in the 4Q2021 as compared to 7.2 billion in the 4Q2020, mainly due to Terminal 6 and Genoveva I´s full COD.
(ii)

6% increase in Steam Sales, which totaled Ps. 0.38 billion in the 4Q2021 compared to Ps. 0.36 billion from the same period of 2020, due to a higher inflation´s adjustment over the peso´s depreciation in the period, despite a 36% increase of the production as per Mendoza ´s good performance and Terminal 6´s COD.

partially offset by:

(iii)

a 36% decrease in Spot Sales/Energia Base which resulted in Ps. 3.9 billon in the 4Q2021 as compared to Ps. 6 billion in the 4Q2020 due to a lower hydro generation and a decrease in production from Puerto´s combined cycle and some of its steam turbines. This was partially offset by the temporary additional income related to Res. 1037.

It is important to highlight that during the 4Q2020, Terminal 6 produced as an open cycle and was remunerated under Energia Base´s resolution.

Operating income before other operating results, net, was Ps. 6.3 billion, compared to Ps. 5.9 billion in the 4Q2020. This 7% increase was due to:

(i)	costs of sales almost did not change as it totaled Ps. 6.89 billion in the 4Q2021, compared to Ps. 6.86 billion in the 4Q2020, while revenues increased 1%, as explained above.
(ii)

29% decrease in administrative and selling expenses that totaled Ps. 0.9 billion in the 4Q2021, as compared to Ps. 1.3 billion in the 4Q2020, mainly due to: (i) a Ps 0.1 billion reduction in maintenance expenses and (ii) a Ps. 0.2 billon drop in taxes

Adjusted EBITDA was Ps. 9.1 billion in the 4Q2021, compared to Ps. 10.3 billion in the 4Q2020. This 11% decrease was mainly due to (i) the above-mentioned variations and (ii) 85% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, due to a lower depreciation of the Argentine peso in the quarter. Furthermore, Adjusted EBITDA was positively impacted by: (i) a 19% decrease in the impairment charge, (ii) the reverse of Terminal 6 ´s penalty related to delays and (iii) the positive result from Property, plant and equipment´s sale.

This was partially offset by a 11% increase in depreciations and amortizations that totaled Ps. 2.8 billion during the 4Q2021, as compared to Ps. 2.6 billion during the 4Q2020.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	11
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 11.1 billion in the 4Q2021, compared to Ps. 9.2 billion in 4Q2020.

Consolidated net income was Ps. 0.85 billion and net income for shareholder was Ps. 0.82 billion or Ps. 0.55 per share or Ps. 5.47 per ADR, in the 4Q2021, compared to a Consolidated net income of Ps. 0.88 billion and net income for shareholder of Ps. 0.84 billion, respectively, or Ps. 0.56 per share or Ps. 5.56 per ADR, in the 4Q2020.

In addition to the above-mentioned factors, net income was negatively impacted by:

(i)	lower financial income that amounted to Ps. 1.3 billion in the 4Q2021, compared to Ps. 3.5 billion in the 4Q2020, mainly due to the reduction of net gains on financial assets at fair value
(ii)

higher income tax for the period which grew 50% as totaled Ps. 2.4 billion in the 4Q2021 compared to Ps. 1.6 billion in the 4Q2020, mainly due to the changes in the corporate income ́s tax rate and cancellation of certain deferred tax assets related to operation performed during the 4Q2021.

and positively impacted by:

(iii)

lower financial expenses which amounted to Ps. 2.7 billion during the 4Q2021, compared to Ps. 9 billion in the 4Q2020 as there were less foreign exchange difference due to a lower depreciation of the argentine peso during the quarter and a lower debt balance denominated in USD.

Additionally, the share of profit of associates was a Ps. 0.09 billion gain during the 4Q2021 compared to a gain of Ps. 0.05 billion in the 4Q2020.

FONI collections totaled Ps. 1.87 billion in the 4Q2021, including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 2.3 billion in 4Q2020. The amounts are being collected on time and according to the signed contract.

2021 Results Analysis

Revenues were Ps. 57.1 billion in 2021, as compared to Ps. 57.5 billion in 2020. This 1% decrease was mainly due to:

(i)

10% decrease in Spot Sales/Energia Base which totaled Ps. 23.8 billion in 2021 as compared to 26.4 billion in 2020, mainly due to the decrease in energy generation form the hydro plant Piedra del Águila.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	12
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

partially offset by:

(ii)	8% rise in sales under contracts, which amounted Ps. 30.1 billon in 2021, compared to Ps. 27.8 billion due to Terminal 6 and full year operation of La Genoveva I, Manque and Los Olivos.
(iii)

7% increase in the Steam Sales, which totaled Ps. 1.7 billion in 2021, compared to Ps. 1.6 billion in 2020, due to a higher inflation´s adjustment over the peso´s depreciation in the period, despite a 12% increase of the production as per to Mendoza´s good performance and Terminal 6.

Operating income before other operating results, net, was Ps. 23.4 billion, compared to Ps. 27.7 billion in 2020. This 16% decrease was due to:

(i)

16% increase in the costs of sales that totaled Ps. 29.6 billion, compared to Ps. 25.4 billion in 2020, primarily driven by: (i) a 12% or 0,7 billion increase in purchases of fuel and spare parts which totaled Ps. 6.2 billion in 2021 and (ii) a 15% or 3 billion increase in costs of production, mainly due to i) an increase in depreciations ii) a rise in maintenance expenses and (iii) to a lesser extent due to an increase in materials and spare parts.

(ii)	7% decrease in administrative and selling expenses that totaled Ps.4.2 billion in 2021, as compared to Ps. 4.5 billion in 2020, mainly because a reduction in taxes.

Adjusted EBITDA was Ps. 36.4 billion in 2021, compared to Ps. 51.2 billion in 2020. This decrease was mainly due to:

(i)

A Ps. 1.7 billion or 28% increase in the item “Impairment of property, plant and equipment and intangible assets”, related to the Brigadier Lopez, Terminal 6, Puerto´s combined cycle and Lujan de Cuyo´s combined cycle.

(ii)	a 115% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, due to a lower depreciation of the argentine peso during the period.
(iii)	a 21% decrease in interest from clients which totaled Ps. 1.8 billion in 2021, compared to Ps. 2.3 billion of 2020.

This was partially offset by a 19% increase in depreciations and amortizations that totaled Ps. 10.7 billion in 2021, as compared to Ps. 9 billion of 2020.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 35.3 billion in 2021, compared to Ps. 39.4 billion in 2020.

Consolidated net loss was Ps. 0.65 billion and Net loss for shareholder was Ps. 0.74 billion or (Ps. 0.49) per share or (Ps. 4.93) per ADR, in 2021, compared to a Consolidated net Income of Ps. 10.5 billion and Net income for shareholder of Ps. 10.4 billion, respectively, or Ps. 6.91 per share or Ps. 69.11 per ADR, in 2020. In addition to the above-mentioned factors, net income was negatively impacted by:

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

(iv)	lower financial income that amounted to Ps. 1.9 billion in 2021, compared to Ps. 7.8 billion in 2020, mainly due to a reduction of net gains on financial assets at fair value.
(v)

Higher income tax expenses that amounted to Ps. 8.3 billion in 2021, compared to Ps. 7.7 billion in 2020, mainly due to the changes in the corporate income ́s tax rate and cancellation of certain deferred tax assets related to operation performed during the 2021.

and positively impacted by:

(vi)

lower financial expenses which amounted to Ps. 17.8 billion during 2021, compared to Ps. 33.7 billion in 2020 due to less foreign exchange variation, which decreased from Ps. 26.1 billion in 2020 to Ps. 12.4 billion for 2021, mainly due to a lower debt balance denominated in USD and minor depreciation of the argentine peso.

Additionally, the share of profit of associates was a Ps. 0,6 billion loss during 2021 compared to a gain of Ps. 0,2 billion in M2020, mainly due to lower results from the operations of Ecogas.

FONI collections totaled Ps. 8.2 billion in 2021, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 10 billion of 2020. The amounts are being collected on time and according to the signed contract.

In the months of January and February 2020, CAMMESA has completed all scheduled payments of principal and interest in accordance with the FONI agreement for Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Manuel Belgrano S.A. (“TMB”).

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447	14
C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Financial Situation

As of December 31, 2021, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 0.28 billion, and Other Current Financial Assets of Ps. 19.84 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of December 31, 2021
Cash and cash equivalents (stand-alone)		12
Other financial assets (stand-alone)		6,783
Financial Debt (stand-alone)		(16,199)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(3,765)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(12,434)
Subtotal Central Puerto stand-alone Net Debt Position		(9,403)
Cash and cash equivalents of subsidiaries		269
Other financial assets of subsidiaries		13,057
Financial Debt of subsidiaries Composed of:		(26,798)
Financial Debt of subsidiaries (current)[4]	(3,050)
Financial Debt of subsidiaries (non-current) [4]	(23,748)
Subtotal Subsidiaries Net Debt Position		(13,472)
Consolidated Net Debt Position		(22,875)

 Cash Flows of 2021

Million Ps.	2021 ended on December 31, 2021
Cash and Cash equivalents at the beginning	421
Net cash flows provided by operating activities	26,036
Net cash flows used in investing activities	(6,924)
Net cash flows used in financing activities	(19,167)
Exchange difference and other financial results	80
Loss on net monetary position by cash and cash equivalents	(164)
Cash and Cash equivalents at the end	282

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Net cash provided by operating activities was Ps. 26 billion in 2021. This cash flow arises from (i) Ps. 27.5 billion from the gross profit obtained during 2021, (ii) Ps. 3.6 billion due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 3.5 billion in collection of interests from clients, including the ones from FONI and (iv) a Ps. 7.8 billion non-cash impairment of property, plant and equipment and intangible assets charge included in the operating income, which was partially offset by (i) a Ps. 6.9 billion non-cash foreign exchange difference on trade receivables, (ii) a Ps. 0.9 billion in net monetary position loss, (iii) a Ps. 4.4 billion from income tax paid, and (iv) a Ps. 6.9 billion reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net cash used in investing activities was Ps. 6.9 billion in 2021. This amount was mainly due to (i) Ps. 5.4 billion in payments for the purchase of property, plant, and equipment mainly related to the construction of Terminal 6 thermal project, (ii) Ps. 5.3 billion losses from the sale of short-term financial assets, net, which was partially offset by (iii) Ps. 3.6 billion obtained in the sale of property, plant, and equipment and (iv) Ps. 0,1 billion in dividends collected.

Net cash used in financing activities was Ps. 19.2 billion in 2021. This amount was mainly the result of Ps. 1.6 billion bank and investment accounts overdrafts paid, net, (ii) Ps. 12.9 billion in loans paid, mainly related to the loans received for the expansion projects, and (iii) Ps. 4.2 billion in interest and financial expenses paid, mainly related to those loans.

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

D. Tables

a.    Consolidated Statement of Income

	4Q 2021	4Q 2020
	Unaudited[3]	Unaudited[3]
	Thousand Ps.	Thousand Ps.

Revenues	14,082,886	14,009,376
Cost of sales	(6,887,051)	(6,858,719)
Gross income	7,195,835	7,150,656

Administrative and selling expenses	(924,915)	(1,294,833)
Other operating income	1,613,661	5,709,088
Other operating expenses	1,448,938	(65,361)
Property, plant, and equipment impairment	(3,069,693)	(3,797,870)
Operating income	6,263,827	7,701,680

(Loss) Gain on net monetary position	(1,685,842)	330,480
Finance income	1,277,264	3,459,376
Finance expenses	(2,667,176)	(9,048,332)
Share of the profit of associates	97,435	51,558
Income before income tax	3,285,508	2,494,792
Income tax for the year	(2,436,200)	(1,618,830)
Net income for the year	849,308	875,962

Attributable to:
-Equity holders of the parent	823,767	837,076
-Non-controlling interests	25,541	38,886
	849,308	875,962

Earnings per share:
Basic and diluted (Ps.)	0.55	0.56

_________________________________

3 4Q2021 and 4Q2020 figures were constructed, as the difference between the 2021 and 2020 financial figures, minus the 9M2021 and 9M2020 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2021, in all cases stated in the measuring unit current on December 31, 2021.

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

	2021	2020
	Audited	Audited
	Thousand Ps.	Thousand Ps.

Revenues	57,079,339	57,521,079
Cost of sales	(29,562,588)	(25,381,445)
Gross income	27,516,751	31,139,634

Administrative and selling expenses	(4,151,623)	(4,486,896)
Other operating income	10,919,061	21,280,499
Other operating expenses	(807,635)	(689,930)
Property plant and equipment and intangible assets impairment	(7,765,017)	(6,062,276)
Operating income	25,711,537	42,181,031

(Loss) Gain on net monetary position	(1,653,978)	1,749,785
Finance income	1,942,647	7,788,279
Finance expenses	(17,815,205)	(33,655,663)
Share of the profit of associates	(564,502)	164,149
Income before income tax	7,620,499	18,227,581
Income tax for the year	(8,268,362)	(7,725,155)
Net (loss) income for the year	(647,863)	10,502,426

Attributable to:
-Equity holders of the parent	(742,076)	10,402,779
-Non-controlling interests	94,213	99,647
	(647,863)	10,502,426

(Loss) Earnings per share:
Basic and diluted (Ps.)	(0.49)	6,91

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Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

b. Consolidated Statement of Financial Position

	As of December 31, 2021	As of December 31, 2020
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	110,623,326	119,525,703
Intangible assets	6,039,588	10,179,651
Investment in associates	6,300,371	7,039,925
Other financial assets	34,877	-
Trade and other receivables	30,427,894	44,376,921
Other non-financial assets	344,226	730,724
Inventories	381,710	993,388
Deferred tax asset	131,556	148,496
	154,283,548	182,994,808
Current assets
Inventories	1,447,182	1,213,912
Other non-financial assets	2,353,292	1,359,017
Trade and other receivables	22,753,339	28,279,049
Other financial assets	19,839,795	21,247,011
Cash and cash equivalents	281,728	420,671
	46,675,336	52,519,660
Property, plant, and equipment available for sale	-	3,561,394
Total assets	200,958,884	239,075,862

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	39,442,309	39,442,309
Legal reserve	6,313,345	5,793,206
Voluntary reserve	83,058,876	73,176,237
Other equity accounts	(2,967,736)	(2,967,736)
Retained earnings	(733,517)	10,411,085
Equity attributable to shareholders of the parent	126,627,299	127,369,123
Non-controlling interests	170,113	193,686
Total Equity	126,797,412	127,562,809

Non-current liabilities
Other non-financial liabilities	5,416,996	7,930,929
Other loans and borrowings	36,182,243	46,557,746
Compensation and employee benefits liabilities	341,835	474,880
Provisions	48,179	68,532
Deferred income tax liabilities	15,174,872	13,584,596
	57,163,925	68,616,683

Current liabilities
Trade and other payables	2,721,562	3,842,213
Other non-financial liabilities	3,357,632	3,397,995
Other loans and borrowings	6,814,403	30,376,190
Compensation and employee benefits liabilities	1,632,182	1,537,973
Income tax payable	2,382,082	3,689,390
Provisions	89,686	52,609
	16,997,547	42,896,370
Total liabilities	74,161,472	111,513,053
Total equity and liabilities	200,958,884	239,075,862

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

c. Consolidated Statement of Cash Flow

	2021	2020
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the year before income tax	7,620,499	18,227,581

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant, and equipment	7,637,642	5,465,104
Amortization of intangible assets	3,073,753	3,523,429
Property, plant and equipment and intangible assets impairment	7,765,017	6,062,276
Sale of Property, plant and equipment result	(105,174)	-
(Recovery) Discount of tax credits	(236,729)	45,575
Interest earned from customers	(3,610,639)	(4,690,603)
Commercial and fiscal interests lost	624,433	563,199
Financial income	(1,942,647)	(7,788,279)
Financial expenses	17,815,205	33,655,663
Share of the profit of associates	564,502	(164,149)
Provision for material´s impairment	41,355	64,807
Stock-based payments	-	2,525
Movements in provisions and long-term employee benefit plan expenses	306,174	204,159
Foreign exchange difference for trade receivables	(6,879,987)	(16,531,502)
Loss on net monetary position	(897,938)	(18,647,607)

Working capital adjustments:
Decrease in trade and other receivables	3,649,803	21,894,898
(Increase) Decrease in other non-financial assets and inventories	(989,538)	515,037
Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(6,891,718)	(12,334,541)
	27,544,014	30,067,572
Commercial and fiscal interests paid	(624,433)	(563,199)
Interest received from customers	3,522,898	4,696,821
Income tax paid	(4,406,562)	(5,079,094)
Net cash flows provided by operating activities	26,035,917	29,122,100

Investing activities
Purchase of property, plant, and equipment	(5,372,000)	(18,068,364)
Sale of property, plant, and equipment	3,644,979	-
Dividends received	140,168	212,804
Acquisition of other financial assets, net	(5,337,330)	(8,239,468)
Net cash flows used in investing activities	(6,924,183)	(26,095,028)

Financing activities
Banks and investment accounts overdrafts received (paid), net	(1,610,020)	(1,061,263)
Loans paid	(12,892,771)	(4,874,369)
Loans received	-	6,236,913
Direct expenses of indebtedness and loan refinancing	(348,314)	(488,263)
Interests and other loan costs paid	(4,197,999)	(5,276,205)
Dividends paid	(117,786)	(96,540)
Net cash flows used in financing activities	(19,166,890)	(5,559,727)

(Decrease) in cash and cash equivalents	(55,156)	(2,532,655)
Exchange difference and other financial results	80,379	417,650
Monetary results effect on cash and cash equivalents	(164,163)	(534,116)
Cash and cash equivalents as of January 1	420,671	3,069,792
Cash and cash equivalents as of December 31, 2021	281,728	420,671

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Fiscal Year 2021 and Fourth Quarter results on March 10, 2022, at 10.00 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Operating Officer. To access the conference call, please dial:

Participants (Toll Free): +1-888-506-0062

International Participants: +1-973-528-0011

Access Code: 645855

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company’s website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

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Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation, and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

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C1104BAB - City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

Results for the quarter and twelve-month period
ended on December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 9, 2022	By:	/s/ ENRIQUE TERRANEO
	Name:	Enrique Terraneo
	Title:	Attorney-in-Fact

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